UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ALIMERA SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

016259202

(CUSIP Number)

Elias N. Matsakis

Holland & Knight LLP

150 N. Riverside Plaza, Suite 2700

Chicago, IL 60606

(312) 263-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 278,499
	8	Shared voting power 0
	9	Sole dispositive power 278,499
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 278,499
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%(1)
14	Type of reporting person (see instructions) IN

(1) See Item 5.

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby files this Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Alimera Sciences, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 6120 Windward Parkway, Suite 290, Alpharetta, Georgia 30005.

Item 2. Identity and Background.

(a)-(b)-(c) The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, Illinois.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used by the Reporting Person to purchase the Common Stock of the Company that require the filing of this Schedule 13D are personal funds, including amounts held by an individual retirement account for the benefit of the Reporting Person.

Item 4. Purpose of Transaction.

The shares of the Common Stock of the Company to which this statement relates have been acquired by the Reporting Person for investment purposes.

The Reporting Person may give consideration to acquiring a more significant voice in the Company’s management and/or becoming a director of the Company, but he has not yet made that determination. It is possible that at a future date the Reporting Person might decide to sell shares of the Common Stock or to acquire additional shares of the Common Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Company, the market value of the Common Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 278,499 shares of Common Stock. This aggregate amount represents approximately 5.6% of the Company’s shares issued and outstanding shares of Common Stock, based upon 74,454,419 shares of Common Stock outstanding as of November 4, 2019, as reported on the Company’s Quarterly Report on Form 10-Q filed on November 5, 2019, and giving effect to the Company’s one-for-fifteen reverse stock split effected November 14, 2019 as described in Current Report on Form 8-K filed November 14, 2019.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) During the last 60 days, the Reporting Person effected the following purchases of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below.

Transactions by Reporting Person’s individual retirement accounts:

Date	Transaction	Shares	Unit Cost
10/10/2019	Purchase	42,108	$0.399974
10/11/2019	Purchase	46,464	$0.396
10/25/2019	Purchase	20,550	$0.39009
10/29/2019	Purchase	50,000	$0.349825
10/30/2019	Purchase	7,299	$0.325
11/11/2019	Purchase	500,000	$0.21559
11/13/2019	Purchase	90,000	$0.262086
11/14/2019	Purchase	20,000	$0.3001
11/15/2019	Purchase	200	$4.69
11/18/2019	Purchase	1,500	$4.916827
11/19/2019	Purchase	600	$5.2683
11/20/2019	Purchase	300	$5.2252
11/22/2019	Purchase	6,800	$4.7112
11/29/2019	Purchase	500	$5.55
12/3/2019	Purchase	2,100	$6.92
12/4/2019	Purchase	210	$7.05
12/4/2019	Purchase	700	$7.0499
12/5/2019	Purchase	3,700	$7.020711
12/6/2019	Purchase	14,267	$7.075367
12/9/2019	Purchase	2,100	$8.679524
12/9/2019	Purchase	25,000	$8.8236
12/10/2019	Purchase	1,600	$9.205

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2019

By:	/s/ Ronald L. Chez
Ronald L. Chez